UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration

under Section 12(g) of the Securities Exchange Act of 1934

or Suspension of Duty to File Reports Under Sections 13 and 15(d)

of the Securities Exchange Act of 1934

Commission File Number: 333-166926-04

BZ Intermediate Holdings LLC

See Schedule A for additional registrants

(Exact name of registrant as specified in its charter)

1111 West Jefferson Street, Suite 200

Boise, Idaho 83702-5388

(208) 384-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8% Senior Notes due 2020*

Guarantees of 8% Senior Notes due 2020**

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1.

*	The 8% Senior Notes due 2020 are issued by Boise Paper Holdings, L.L.C. and Boise Co-Issuer Company.

**	BZ Intermediate Holdings LLC and the additional registrants, other than Boise Paper Holdings, L.L.C. and Boise Co-Issuer Company, are guarantors.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 7, 2013

BZ Intermediate Holdings LLC

Boise Paper Holdings, L.L.C.

Boise Co-Issuer Company

Boise Packaging & Newsprint, L.L.C.

Boise White Paper, L.L.C.

Boise Cascade Transportation Holdings Corp.

Boise White Paper Sales Corp.

Boise White Paper Holdings Corp.

Bemis Corporation

B C T, Inc.

International Falls Power Company

Minnesota, Dakota & Western Railway Company

	By:	/s/ Kent A. Pflederer
Name: Kent A. Pflederer
Title: Senior Vice President and Secretary of each of the above named registrants

Schedule A

Name of Additional Registrant	Commission File Number
Boise Paper Holdings, L.L.C.*	333-166926
Boise Co-Issuer Company*	333-166926-03
Boise Packaging & Newsprint, L.L.C.*	333-166926-05
Boise White Paper, L.L.C.*	333-166926-09
Boise Cascade Transportation Holdings Corp.*	333-166926-11
Boise White Paper Sales Corp.*	333-166926-02
Boise White Paper Holdings Corp.*	333-166926-08
Bemis Corporation*	333-166926-01
B C T, Inc.*	333-166926-10
International Falls Power Company*	333-166926-07
Minnesota, Dakota & Western Railway Company*	333-166926-06

*Address and telephone number of principal executive offices is 1111 West Jefferson Street, Suite 200, Boise, ID 83702-5388, (208) 384-7000.